EX-99.12


February 15, 2001


PBHG International Fund
The PBHG Funds, Inc.
P.O. Box 219534
Kansas City, Missouri  64121-9543

PBHG Global Technology & Communications Fund
The PBHG Funds, Inc.
P.O. Box 219534
Kansas City, Missouri  64121-9543

     Re: Proposed Transfer of Assets - Federal Income Tax Consequences

Gentlemen:

     You have requested our opinion regarding certain federal income tax consequences to (1) PBHG International Fund (the "Fund"), an investment portfolio of The PBHG Funds, Inc. (the "Company"), and (2) PBHG Global Technology & Communications Fund (the "GTC Fund"), also an investment portfolio of the Company, in connection with the proposed transfer of substantially all of the properties of the Fund to the GTC Fund in exchange solely for voting shares of the GTC Fund (the "Shares"), followed by the actual or constructive distribution of the Shares received by the Fund and of any money and other property of the Fund in complete liquidation and termination of the Fund (the "Transaction"), all pursuant to the Plan of Reorganization adopted by the Board of Directors of the Company on October 16, 2000 (the "Plan").

     For purposes of this opinion, we have examined and rely upon the Plan, the description of the transaction set forth in the Registration Statement on Form N-14 filed by the Company on or about November 20, 2000 with the Securities and Exchange Commission (the "Filing"), and such other documents and instruments as we have deemed necessary or appropriate.

     For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Plan, the exhibits attached thereto, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all the material facts relating to the Transaction. In addition, we have assumed that the Transaction will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Transaction.

     In rendering this opinion, we are also relying upon representations made in a letter of even date from the officers of the Fund and the GTC Fund, a copy of which is attached hereto. We have not been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made "to the best of knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.

     Based upon and subject to the foregoing, it is our opinion that, for federal income tax purposes:

     1. The transfer of the assets of the Fund to the GTC Fund in exchange for the Shares, and the constructive distribution of the Shares to the shareholders of the Fund in complete liquidation of the Fund, as provided in the Plan, will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code and the Fund and the GTC Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

     2. In accordance with Section 361(a) and Section 361(c)(1) of the Code, no gain or loss will be recognized by the Fund as a result of such transaction;

     3. In accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by the shareholders of the Fund on the constructive distribution to them by the Fund of the Shares in exchange for their shares of the Fund;

     4. In accordance with Section 358(a) of the Code, a shareholder's basis for the Shares constructively distributed to him will be the same as his basis for the shares of the Fund surrendered in exchange therefor;

     5. In accordance with Section 1223(1) of the Code, a shareholder's holding period for the Shares constructively distributed to him will be determined by including such shareholder's holding period for the shares of the Fund exchanged therefor, provided that the shareholder held such shares of the Fund as a capital asset;

     6. In accordance with Section 1032 of the Code, no gain or loss will be recognized by the GTC Fund upon the receipt of assets of the Fund in exchange for the Shares;

     7. In accordance with Section 362(b) of the Code, the basis to the GTC Fund of the assets of the Fund transferred to it will be, in each instance, the same as the basis of such assets in the hands of the Fund immediately prior to the exchange;

     8. In accordance with Section 1223(2) of the Code, the holding period of the GTC Fund with respect to the assets of the Fund transferred to it will include the holding period for such assets in the hands of the Fund; and

     9. In accordance with Section 381(a)(2) of the Code, the GTC Fund will succeed to and take into account the items of the Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381 through 384 of the Code and the Treasury regulations thereunder.

     We express no opinion as to the tax consequences of the Transaction except as expressly set forth above, or as to any transaction except the Transaction.

     This opinion is intended to satisfy the condition precedent to the Transaction set forth in Section 5(f) of the Plan, is being furnished to you solely for that purpose, and may not be relied upon by any other person without our express written consent.

     Our opinion is based upon the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively. We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Transaction that are set forth above.

     If any of the facts, assumptions or representations on which our opinion is based is incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.

     Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

                                      Very truly yours,


                                      /s/ Ballard Spahr Andrews & Ingersoll, LLP